SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ROSEHILL RESOURCES INC.
 (Name of Issuer)

Class A Common Stock, par value $0.0001 per share
 (Title of Class of Securities)

49877M108
 (CUSIP Number)

Anchorage Capital Group, L.L.C.
610 Broadway
6th Floor
New York, NY 10012
Tel: 212-432-4650
Attention: David Young
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)
______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49877M108	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
ANCHORAGE CAPITAL GROUP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,824,330 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,824,330 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,824,330 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1)
This amount includes 3,245,678 Shares (as defined herein) issuable upon exercise of Warrants (as defined herein) and 5,165,650 Shares issuable upon conversion of shares of Series A Preferred Stock (as defined herein).

(2)
This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon exercise of Warrants and upon the conversion of Series A Preferred Stock the Reporting Persons owns.

CUSIP No. 49877M108	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,824,330 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,824,330 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,824,330 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	This amount includes 3,245,678 Shares issuable upon exercise of Warrants and 5,165,650 Shares issuable upon conversion of shares of Series A Preferred Stock.

(2)
This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon exercise of Warrants and upon the conversion of Series A Preferred Stock the Reporting Persons owns.

CUSIP No. 49877M108	SCHEDULE 13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
KEVIN M. ULRICH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,824,330 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,824,330 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,824,330 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	This amount includes 3,245,678 Shares issuable upon exercise of Warrants and 5,165,650 Shares issuable upon conversion of shares of Series A Preferred Stock.

(2)
This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon exercise of Warrants and upon the conversion of Series A Preferred Stock the Reporting Persons owns.

CUSIP No. 49877M108	SCHEDULE 13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
ANCHORAGE ILLIQUID OPPORTUNITIES V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,270,458 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,270,458 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,270,458 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	This amount includes 1,570,759 Shares issuable upon exercise of Warrants and 2,499,825 Shares issuable upon conversion of shares of Series A Preferred Stock.

(2)
This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon exercise of Warrants and upon the conversion of Series A Preferred Stock the Reporting Persons owns.

CUSIP No. 49877M108	SCHEDULE 13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS
AIO V AIV 3 HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,553,872 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,553,872 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,553,872 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	This amount includes 1,674,919 Shares issuable upon exercise of Warrants and 2,665,825 Shares issuable upon conversion of shares of Series A Preferred Stock.

(2)
This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon exercise of Warrants and upon the conversion of Series A Preferred Stock the Reporting Persons owns..

CUSIP No. 49877M108	SCHEDULE 13D	Page 7 of 9 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A Common Stock, par value $0.0001 per share, (the "Shares") of Rosehill Resources Inc. (the "Issuer"), whose principal executive offices are located at 16200 Park Row, Suite 300 Houston, Texas, 77084.  This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 8, 2018, (collectively, the "Schedule 13D").  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

This Amendment No. 1 is being filed in accordance with Rule 13d-2(a) under the Act to report a material decrease in the Reporting Persons' beneficial ownership percentage, due to an issuance of 6,150,000 Shares by the Issuer in an underwritten public offering of Shares by the Issuer that was expected to close on October 2, 2018 (the "Offering").

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended by adding the following:

(a, b)	The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares (8)
Capital Group	8,824,330 (2)	41.8% (5)
Management	8,824,330 (2)	41.8% (5)
Mr. Ulrich	8,824,330 (2)	41.8% (5)
AIO V	4,270,458 (3)	25.5% (6)
AIO V AIV 3	4,527,525 (4)	26.7% (7)

(1)
The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

(2)	This amount includes 3,245,678 Shares issuable upon exercise of Warrants and 5,165,650 Shares issuable upon conversion of shares of Series A Preferred Stock.

(3)	This amount includes 1,570,759 Shares issuable upon exercise of Warrants and 2,499,825 Shares issuable upon conversion of shares of Series A Preferred Stock.

(4)	This amount includes 1,674,919 Shares issuable upon exercise of Warrants and 2,665,825 Shares issuable upon conversion of shares of Series A Preferred Stock.

CUSIP No. 49877M108	SCHEDULE 13D	Page 8 of 9 Pages

(5)
Calculation is based upon 21,052,654 Shares outstanding, which is the sum of: (i) 6,542,368 Shares outstanding as of August 9, 2018, as reported in the Issuer's quarterly report on Form 10-Q, filed on August 14, 2018; (ii) 6,500,000 Shares issued in the Offering, as reported in Amendment No. 4 to the Issuer's registration statement on Form S-1, filed on September 24, 2018; (iii) 3,245,678 Shares that the Reporting Person can acquire upon exercise of Warrants; and (iv) 5,165,650 Shares that the Reporting Person can acquire upon conversion of shares of Series A Preferred Stock.

(6)
Calculation is based upon 21,052,654 Shares outstanding, which is the sum of: (i) 6,542,368 Shares outstanding as of August 9, 2018, as reported in the Issuer's quarterly report on Form 10-Q, filed on August 14, 2018; (ii) 6,500,000 Shares issued in the Offering, as reported in Amendment No. 4 to the Issuer's registration statement on Form S-1, filed on September 24, 2018; (iii) 1,570,759 Shares that the Reporting Person can acquire upon exercise of Warrants; and (iv) 2,499,825 Shares that the Reporting Person can acquire upon conversion of shares of Series A Preferred Stock.

Calculation is based upon 21,052,654 Shares outstanding, which is the sum of: (i) 6,542,368 Shares outstanding as of August 9, 2018, as reported in the Issuer's quarterly report on Form 10-Q, filed on August 14, 2018; (ii) 6,500,000 Shares issued in the Offering, as reported in Amendment No. 4 to the Issuer's registration statement on Form S-1, filed on September 24, 2018; (iii) 1,674,919 Shares that the Reporting Person can acquire upon exercise of Warrants; and (iv) 2,665,825 Shares that the Reporting Person can acquire upon conversion of shares of Series A Preferred Stock.

(7)
The Reporting Person's beneficial ownership percentage reported herein does not account for the shares of Class B Common Stock, par value $0.0001 per share, which vote together as a single class with the Shares on all matter properly submitted to a vote of the stockholders.  As such, the Reporting Persons' beneficial ownership percentage reported herein over-represents their total voting power with respect to the Issuer.

(c)
In connection with a quarterly dividend in-kind payment declared by the Issuer and payable on July 15, 2018, to all holders of Series A Preferred Stock, AIO V received 284 shares of Series A Preferred Stock and AIO V AIV 3 received 303 shares of Series A Preferred Stock.  As set forth in the Schedule 13D, each share of Series A Preferred Stock is convertible, at the holder's option at any time, initially into 86.9565 Shares, subject to adjustments and limitations.  There have been no transactions in the Shares by the Reporting Persons in the past sixty days.

CUSIP No. 49877M108	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 3, 2018

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Chief Executive Officer

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Senior Managing Member

ANCHORAGE ILLIQUID OPPORTUNITIES V, L.P.

By:	Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name: Natalie Birrell
Title: Chief Operating Officer

AIO V AIV 3 HOLDINGS, L.P.

By:	Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name: Natalie Birrell
Title: Chief Operating Officer

KEVIN M. ULRICH

/s/ Kevin M. Ulrich